April 29, 2005

Board of Directors
Closure Medical Corporation
5250 Greens Dairy Road
Raleigh, NC 27616

Endowment Management LLC, as investment advisor to Endowment Capital Group ("ECG") is a long term oriented investor that holds 1,157,732 shares of Closure Medical Corporation ("Closure" or the "Company") stock or approximately 8% of the total shares outstanding as of March 31, 2005.

In our opinion, accepting the proposed $27 per share price from Johnson & Johnson ("J&J") is not in the best interests of Closure or its shareholders. We strongly urge the Board of Directors of the Company to seek a substantially higher price from Johnson & Johnson or to remain an independent company and realize Closure's full value in the public markets.

ECG believes:
    1. J&J unfairly capitalized on its position as Closure's exclusive distribution partner to adversely affect the financial performance of the Company throughout 2004 and early 2005 and to ultimately coerce the Company into accepting a merger at an artificially low price that does not adequately reflect Closure's long term potential or the price that Closure would receive in an arm's length transaction;
    2. As a stand alone enterprise, Closure has a remarkable portfolio of proven and protected technology assets, broad product recognition and high market share among physicians, tremendous growth opportunities, very high margin and earnings potential and low ongoing capital investment requirements - in short, Closure has an excellent business model and is substantially undervalued at a $27 per share; and,
    3. In light of short term inventory management issues at J&J and temporary earnings decreases at Closure, a current stock price that has not yet fully recovered from these events, and all of the positive product developments expected in the medium and longer term, now is precisely the wrong time to sell the Company.

There are numerous reasons why ECG believes that the proposed transaction with J&J substantially undervalues Closure and is not in the best interests of the Company and its shareholders.

    o On April 15, 2004, in its quarterly earnings conference call, Closure announced that J&J would be "managing its inventory levels down to four weeks". On September 29, 2004, the Company lowered guidance "primarily due to a recent decision by Ethicon (unit of J&J) to reduce its inventory levels as a result of lower-than-expected unit volume growth at the end user level." ECG's research suggests that end user demand continued to grow through these periods. The stock price declined over this period from $29.89 to $14.24.

    o Up until these J&J inventory decisions, Closure had 16 consecutive quarters of revenue growth in excess of 25%. J&J's actions reduced the Company's short term earnings, which we believe resulted in a more than 50% decline in the price of Closure shares. We believe that this decline in Closure's stock price was a temporary blip in light of


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         prospects for revenue and earnings  growth and are not a true indicator of the Company's long term value. Accordingly, we believe the decision by the Closure Board of Directors to sell the Company in these circumstances and on the heels of a temporary down turn in performance is not in the best interests of Closure or its shareholders.

    o According to the preliminary Merger proxy filed April 15, 2005, J&J had been rejected as the distribution partner for the new Omnex internal sealant product on at least three occasions by the Company because it was "not in the best strategic interests of the Company or its shareholders" and due to less attractive financial terms. Closure's aggressive attempts to find another distribution partner for Omnex demonstrate its keen desire to reduce J&J's ability to affect the
         Company's financial performance. Moreover, we believe that the financial terms of a distribution agreement with another partner would have been significantly more attractive to Closure than the terms it has been receiving from J&J for existing products.

    o On April 25, 2005, Closure reported 2005 first quarter results that substantially exceeded the consensus expectations of research analysts in their latest published reports. Quarterly revenue of $10.9M exceeded the consensus estimate of $9.1M by 20%. Quarterly earnings per share of $0.19 exceeded the consensus estimate of $0.15 by 27%. Given this excellent performance, we believe an upward revision of earnings guidance would have occurred driving the stock price higher on its own.

    o Given that the stock traded as high as $23.19 on February 9, 2005, prior to the CE Mark approval of Omnex and prior to the Merger announcement, on the basis of far lower revenue and earnings expectations, ECG believes that the stock price would have reached and exceeded $27.00 after the first quarter results were announced without shareholders having to cede ownership to J&J and give up the opportunity to realize Closure's tremendous potential for growth.

    o Closure has considerable growth opportunities ahead of it through, among others, 1) new Dermabond product enhancements and applicators, 2) further penetration by Dermabond in the topical wound closure market particularly in long incision and other surgical procedures, and 3) the introduction of Omnex for the peripheral vascular sealant market with additional indications in the future. In particular, ECG believes that Omnex has the potential to significantly and materially increase (perhaps even double or triple) the size of the Company. Shareholders have not been compensated for the Omnex growth potential at the proposed acquisition price.

    o ECG's research suggests the company is worth at least $35 per share based on a variety of valuation approaches. Moreover, we have surveyed numerous cardiac, vascular and neuro surgeons and emergency room directors virtually all of whom supported the view that end user demand remains healthy, Dermabond usage was increasing in the OR and that the introduction of Omnex was eagerly anticipated and a very valuable innovation.

    o In our view, the interests of certain stockholders, founders F. William Schmidt and Rolf D. Schmidt, who collectively own over 40% of the shares that were pledged in advance to J&J in support of the Merger, diverge substantially from the interests of other long term shareholders.



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    o    In light of a  distribution  relationship  with Closure  dating back to
         1996, J&J's $12.7M break up fee is particularly egregious and coercive in our view.

In consideration of the above, we currently intend to vote our shares against the Merger and to explore various alternatives including exercising our dissenters' rights to seek a fair value of our shares as determined by the Delaware Court of Chancery.

Sincerely,


ENDOWMENT MANAGEMENT, LLC